UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ServiceMaster Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81761R109

(CUSIP Number)

June 2, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81761R109

1.	Names of Reporting Persons 2007 Co-Investment Portfolio L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,312,511
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,312,511
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,511
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81761R109

1.	Names of Reporting Persons StepStone Capital Partners II Onshore, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 665,354
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 665,354
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 665,354
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81761R109

1.	Names of Reporting Persons StepStone Capital Partners II Cayman Holding, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 833,707
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 833,707
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,707
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81761R109

1.	Names of Reporting Persons StepStone Co-Investment (ServiceMaster) LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,856,608
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,856,608
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,856,608
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81761R109

1.	Names of Reporting Persons StepStone Co-Investment Funds GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,668,180
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,668,180
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,668,180
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 81761R109

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,668,180
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,668,180
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,668,180
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) PN; IA; HC

CUSIP No. 81761R109

1.	Names of Reporting Persons StepStone Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,668,180
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,668,180
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,668,180
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.2%
12.	Type of Reporting Person (See Instructions) PN; IA; HC

Item 1.

	(a)	Name of Issuer: ServiceMaster Global Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 860 Ridge Lake Boulevard, Memphis, Tennessee 38120

Item 2.

(a)	Name of Persons Filing:

2007 Co-Investment Portfolio L.P. (“2007 Co-Invest”)

StepStone Capital Partners II Onshore, L.P. (“Onshore”)

StepStone Capital Partners II Cayman Holding, L.P. (“Cayman”)

StepStone Co-Investment (ServiceMaster) LLC (“Co-Investment” and, collectively with 2007 Co-Invest, Onshore and Cayman, the “StepStone Funds”))

StepStone Co-Investment Funds GP, LLC (“StepStone GP”)

StepStone Group LP

StepStone Group Holdings LLC (together with the StepStone Funds and StepStone Group LP, the “StepStone Entities”)

	(b)	Address of Principal Business Office or, if none, Residence: For each of the StepStone Entities: 4350 La Jolla Village Drive, Suite 800 San Diego, CA 92122

	(c)	Citizenship: Each of the StepStone Entities is formed in Delaware

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Shares”)

	(e)	CUSIP Number: 81761R109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

StepStone Group Holdings LLC is the general partner of StepStone LP, which is the sole member of StepStone GP, which is the sole general partner of each of 2007 Co-Invest, Onshore and Cayman, and the sole manager of Co- Investment.

2007 Co-Invest had the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,312,511 Common Shares as of June 9, 2015, representing approximately 1.0% of the outstanding Common Shares.

Onshore had the shared power to vote, direct the voting of, dispose of and direct the disposition of 665,354 Common Shares as of June 9, 2015, representing approximately 0.5% of the outstanding Common Shares.

Cayman had the shared power to vote, direct the voting of, dispose of and direct the disposition of 833,707 Common Shares as of June 9, 2015, representing approximately 0.6% of the outstanding Common Shares.

Co-Investment had the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,856,608 Common Shares as of June 9, 2015, representing approximately 2.1% of the outstanding Common Shares.

StepStone GP, as the sole manager of 2007 Co-Invest, Onshore and Cayman, and as sole manager of Co-Investment, may be deemed to beneficially own the Common Shares held by each of the StepStone Funds.

StepStone Group LP, as the sole member of StepStone GP may be deemed to beneficially own the Common Shares beneficially held by StepStone GP.

StepStone Group Holdings LLC, as the general partner of StepStone Group LP may be deemed to beneficially own the Common Shares beneficially held by StepStone Group LP.

Accordingly, each of StepStone GP, StepStone Group LP and StepStone Group Holdings LLC may be deemed to beneficially own 5,668,180 Common Shares as of June 9, 2015, representing approximately 4.2% of the outstanding Common Shares.

	(b)	Percent of class: 4.2% (based on 135,045,228 Common Shares outstanding, as reported in the Issuer’s 424B1 filed on May 27, 2015)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote 5,668,180 (See Item 4(a))

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 5,668,180 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Each of the StepStone Funds is a party to the Second Amended and Restated Stockholders Agreement, dated as of June 26, 2014 (the “Stockholders Agreement”), among the StepStone Funds, Clayton Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Parallel Fund VII, L.P. (collectively, the “CD&R Funds”), and the other stockholders party thereto. The Stockholders Agreement requires that the StepStone Funds and the CD&R Funds vote their Common Shares for directors that are designated in accordance with the provisions of the Stockholders Agreement.

The stock ownership reported in this Schedule 13G for the StepStone Funds does not include any shares owned by the CD&R Funds. Each of the StepStone Funds disclaims beneficial ownership of any Common Shares owned by the other parties to the Stockholders Agreement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2015

2007 CO-INVESTMENT PORTFOLIO L.P.

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CO-INVESTMENT (SERVICEMASTER) LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CO-INVESTMENT FUNDS GP, LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP LP

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel